Mail Stop 6010

September 15, 2005

Mr. Michael Branca
Vice President and Chief Financial Officer
MTS Medication Technologies, Inc.
2003 Gandy Boulevard North, Suite 800
St. Petersburg, Florida 33702

 RE: MTS Medication Technologies, Inc.
  Form 10-K for the period ending March 31, 2005
  Form 8-K dated July 27, 2005
  Filed July 27, 2005
  File No. 1-31578

Dear Mr. Branca:

 We have completed our review of your Form 10-K and related
filings and do not, at this time, have any further comments.

        Sincerely,

        Martin F. James
        Senior Assistant Chief
Accountant
??